UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-42596

MASTERBEEF GROUP

(Exact name of registrant as specified in its charter)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement and Closing of Offering

On April 9, 2025, MasterBeef Group (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”), an aggregate of 2,000,000 of the Company’s ordinary shares, par value US$0.0005 per share (the “Ordinary Shares”), at an initial public offering price of $4.00 per share. The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (File No. 333-283142), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2024, which was declared effective by the Commission on March 31, 2025. The Registration Statement also registered an additional 1,815,000 Ordinary Shares that may be sold by certain shareholders pursuant to the terms of the Registration Statement.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

On April 11, 2025, the Company closed the Offering. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $5,650,000. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MB” on April 10, 2025.

Each of the Company’s officers, directors and 5% or greater shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 6 months without the prior written consent of the Representative.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

Other Events.

Issuance of Press Release

On April 10, 2025, the Company issued a press release announcing the pricing of the Offering and a press release on April 11, 2025 announcing the closing of the Offering, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

The press releases shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

1.1	Underwriting Agreement dated April 9, 2025 between the Company and Dominari Securities LLC as the Representative of the Underwriters
99.1	Press Release on Pricing dated April 10, 2025
99.2	Press Release on Closing dated April 11, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2025	Masterbeef group

	By:	/s/ Ka Chun Lam
	Name:	Ka Chun Lam
	Title:	Chief Executive Officer

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